NEWS RELEASE 08-22	Sept. 29, 2008

DRILLING EXTENDS STRIKE 400 METRES AT FRONTEER’S LONG CANYON GOLD PROJECT

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/AMEX) is pleased to announce that step-out drilling has extended high-grade, oxide gold mineralization by 400 metres along strike at its Long Canyon Project in Nevada.

The 400-metre (1,312 feet) step-out from the most northeastern drill hole returned:

  2.53 grams per tonne gold (0.074 oz/ton) over 33.5 metres (110 feet), including 13.18 g/t (0.385 oz/ton) over 4.6 metres (15 feet), starting at a depth of 93.0 metres (305 feet), in hole LC129.

This aggressive step-out not only confirms the strength and continuity of gold mineralization along trend, but extends the total strike length by 30 per cent to 1.6 kilometres (one mile). The gold system remains open in all directions.

New drilling has also further defined a new parallel zone of mineralization, referred to as the Shadow Zone (See Aug. 19, 2008, press release). Drill results from this new zone include:

  1.68 g/t (0.049 oz/ton) over 73.2 metres (240 feet), including 13.33 g/t (0.389 oz/ton) over 3.1 metres (10 feet), in LC113.

Approximately 13,300 metres (43,600 feet) of drilling has been completed at Long Canyon this year. Long Canyon’s program budget is planned to increase from US$3.2 million to US$5.6 million to allow for ongoing drilling, preliminary metallurgical studies and resource estimation. A project-first NI 43-101 resource estimate is planned for year end.

Ongoing drilling, detailed mapping and geophysical work continue to contribute to the understanding of gold mineralization at Long Canyon, located 6.5 km (4 miles) south of the I-80 Freeway corridor in northeastern Nevada. Mineralization is sediment-hosted and associated with fault and collapse breccias along a stratigraphic limestone-dolomite contact. The deposit is strongly oxidized and is exposed at surface.

Fronteer has a majority interest (51%) in Long Canyon and is the project operator. Under the terms of the earn-in agreement, AuEx Ventures Inc. (“AuEx”) (49%) has elected to participate in pro-rata joint funding of the Long Canyon project. Fronteer has until December 10, 2008 to notify AuEx if it elects to earn an additional 14% interest in the project for a total of 65% by carrying all further costs through the completion of a feasibility study within five years.

LONG CANYON DRILL RESULTS

Hole ID	From	To	Intercept Length	Au	Au	From	To	Intercept Length	Au
	(feet)	(feet)	(feet)	(ppb)	(oz/ton)	(metres)	(metres)	(metres)	(gpt)

LC112	85	105	20	369	0.011	25.9	32.0	6.1	0.37
	320	340	20	1153	0.034	97.5	103.6	6.1	1.15
LC113	245	485	240	1684	0.049	74.7	147.8	73.2	1.68
including	310	320	10	13326	0.389	94.5	97.5	3.1	13.33
LC115	200	225	25	989	0.029	61.0	68.6	7.6	0.99
	230	280	50	2842	0.083	70.1	85.3	15.2	2.84
including	255	260	5	9390	0.274	77.7	79.2	1.5	9.39
including	265	270	5	5910	0.173	80.8	82.3	1.5	5.91
	325	345	20	528	0.015	99.1	105.2	6.1	0.53
	355	370	15	638	0.019	108.2	112.8	4.6	0.64
LC116	320	345	25	919	0.027	97.5	105.2	7.6	0.92
LC118	285	315	30	550	0.016	86.9	96.0	9.1	0.55
	355	370	15	599	0.017	108.2	112.8	4.6	0.6
LC119	80	95	15	1810	0.053	24.4	29.0	4.6	1.81
	100	150	50	2917	0.085	30.5	45.7	15.2	2.92
LC120	70	100	30	796	0.023	21.3	30.5	9.1	0.8
	400	445	45	3422	0.1	121.9	135.6	13.7	3.42
including	420	435	15	7210	0.211	128.0	132.6	4.6	7.21
LC124	330	425	95	2341	0.068	100.6	129.5	29.0	2.34
	455	465	10	567	0.017	138.7	141.7	3.0	0.57
LC125	165	205	40	3678	0.107	50.3	62.5	12.2	3.68
including	175	185	10	8615	0.252	53.3	56.4	3.0	8.62
LC126	50	120	70	2046	0.06	15.2	36.6	21.4	2.05
LC129	305	415	110	2527	0.074	93.0	126.5	33.5	2.53
including	385	400	15	13176	0.385	117.3	121.9	4.6	13.18

*The geometry of mineralization at Long Canyon is still being determined. The current geological model predicts that the true widths of the mineralized intervals vary between 70-100% of the reported lengths of the drill intercepts. Holes LC095C, LC97C, LC108, LC109 and LC110 had no reportable intercepts. See link to PDF for comprehensive drill results.

DOWNLOADABLE FEATURES

  Drill map: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillMap0822.pdf
  Drill results: http://www.fronteergroup.com/sites/fronteer_admin/LongCanyonDrillResults0822.pdf

Robert Felder, M.Sc. and Certified Professional Geologist, as recognized by the American Institute of Professional Geologists, is designated as a Qualified Person for these Long Canyon drill results, with the ability and authority to verify the authenticity of, and validity of, this data. Drill composites were calculated using a cut-

off of 0.30 g/tonne. Drill intersections are reported as drilled thicknesses. Reverse circulation cuttings were sampled on 5.0 ft. (1.52m) intervals and core was sampled at geologically selected intervals. All drill samples were assayed by American Assay Laboratories (ISO9002:2002) in Sparks, Nevada, for gold by Fire Assay of a 30 gram (1 assay ton) charge with an AA finish, or if over 10.0 grams per tonne Au were re-assayed and completed with a gravimetric finish. For these samples, the gravimetric data were utilized in calculating gold intersections. QA/QC included the insertion of numerous standards and blanks into the sample stream, and the collection of duplicate samples at random intervals within each batch. Selected holes are also analyzed for a 72-element geochemical suite by ICP-MS.

LIQUIDITY

Fronteer is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$86 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.